SECURITI[barcode]IISSION

02018051

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Nova Fund L.P.

RECD S.E.C.
FEB 2 8 2002
613

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10022-7604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber | (212) 486-6780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Fund L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

ARTHUR F. LUND, II
Notary Public, State of New York
Residing in Orange County
No. 4601717
My commission expires April 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Nova Fund L.P.

Statements of Financial Condition

December 31, 2001 and 2000

Nova Fund L.P.

Contents

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Partners
Nova Fund L.P.
New York, New York

We have audited the accompanying statements of financial condition of Nova Fund L.P., including the condensed schedule of investments, as of December 31, 2001 and 2000. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Nova Fund L.P. at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 8, 2002

Nova Fund L.P.

Statements of Financial Condition

December 31,	2001	2000
Assets		
Investments in securities held at clearing broker, at fair value (Notes 1 and 2)	**$1,675,553,091**	$3,406,063,030
Cash	**58,050**	248,272
Due from broker, net (Note 1)	**22,722,011**	-
Due from partners (Note 5(a))	**2,989,068**	-
Due from Equimetrics LLC (Note 5(b))	**26,954,197**	-
Accrued income	**1,530,160**	6,957,974
Other assets	**181,066**	200,962
	$1,729,987,643	$3,413,470,238
Liabilities and Partners' Capital		
Liabilities:		
Due to broker (Note 1)	**$ -**	$ 423,510,899
Securities sold, not yet purchased, at fair value (Notes 1 and 2)	**825,483,665**	1,307,171,296
Capital contributions received in advance (Note 6)	**113,000,000**	-
Accounts payable and accrued liabilities	**3,242,242**	8,617,910
	941,725,907	1,739,300,105
Partners' capital (Note 4)	**788,261,736**	1,674,170,133
	$1,729,987,643	$3,413,470,238

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2001

	% of net assets	Fair value
Investments in securities (212.56%)		
United States (212.56%):		
Advertising	.17%	$ 1,301,307
Aerospace/Defense	1.26	9,920,298
Agriculture	.53	4,166,470
Airlines	.78	6,123,896
Apparel	.48	3,750,783
Auto Manufacturers	.84	6,604,825
Auto Parts and Equipment	1.85	14,589,058
Banks	6.10	48,073,164
Beverages	1.03	8,147,115
Biotechnology	.49	3,865,171
Building Materials	.48	3,754,566
Chemicals	1.99	15,655,901
Coal	.02	146,588
Commercial Services	4.15	32,713,202
Computers:		
International Business	6.24	49,170,241
Other	10.38	81,835,918
Cosmetics/Personal Care	.75	5,930,131
Distribution/Wholesale	1.32	10,404,564
Diversified Financial Services	9.87	77,834,894
Electric	5.08	40,071,151
Electrical Components and Equipment	.67	5,314,079
Electronics	2.05	16,196,224
Energy-Alternate Sources	.06	455,008
Engineering and Construction	.28	2,234,788
Entertainment	1.41	11,137,198
Environmental Control	.70	5,482,783
Food	1.14	8,963,615
Forest Products and Paper	.87	6,868,396
Gas	.26	2,067,868

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2001

	% of net assets	Fair value
Investments in securities (212.56%) (continued)		
United States (212.56%) (continued):		
Hand/Machine Tools	.62%	$ 4,880,993
Health Care-Products	2.14	16,837,507
Health Care-Services	4.58	36,103,826
Holding Companies-Diversified	.01	95,004
Home Builders	.75	5,941,059
Home Furnishings	.56	4,401,279
Housewares	1.24	9,780,790
Insurance:		
American International Group	12.95	102,076,640
Other	3.31	26,128,534
Internet	3.63	28,625,287
Investment companies	.03	220,027
Iron/Steel	.48	3,783,209
Leisure	.45	3,513,905
Lodging	.87	6,822,451
Machinery-Diversified	.65	5,104,238
Media:		
AOL Time Warner Inc	10.27	80,924,100
Comcast Corp Special	5.74	45,224,208
Other	3.53	27,824,160
Metal Fabricate/Hardware	.46	3,645,294
Mining	1.67	13,190,205
Miscellaneous Manufacturing	6.66	52,525,213
Office/Business Equipment	.35	2,786,694
Oil and Gas Producers:		
Exxon Mobil Corp	6.11	48,193,590
Other	4.30	33,890,340
Oil and Gas Services	1.78	14,055,750
Packaging and Containers	.29	2,257,658

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

December 31, 2001

	% of net assets	Fair value
Investments in securities (212.56%) (continued)		
United States (212.56%) (continued):		
Pharmaceuticals:		
Pfizer Inc	16.43%	$ 129,532,425
Other	5.17	40,771,347
Pipelines	1.52	11,971,192
Real Estate	.55	4,366,455
REITS	6.07	47,869,463
Retail	12.37	97,473,509
Savings and Loans	1.68	13,227,612
Semiconductors	4.39	34,604,993
Software	5.94	46,840,536
Storage/Warehouse	.04	289,488
Telecommunications	18.87	148,738,638
Toys/Games/Hobbies	.32	2,543,209
Transportation	4.51	35,546,936
Trucking and Leasing	.02	166,125
Total investments in securities (cost $1,675,396,229)	212.56%	$1,675,553,091
Securities sold short (104.72%)		
United States (104.72%):		
Advertising	.70%	$ 5,535,808
Aerospace/Defense	.80	6,271,319
Agriculture	.20	1,577,767
Airlines	.53	4,152,632
Apparel	.68	5,354,750
Auto Manufacturers	1.67	13,184,582
Auto Parts and Equipment	.22	1,759,290
Banks	4.55	35,869,360
Beverages	.28	2,210,041
Biotechnology	2.63	20,696,740
Building Materials	.79	6,239,506

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2001

	% of net assets	Fair value
Securities sold short (104.72%) (continued)		
United States (104.72%) (continued):		
Chemicals	**2.72%**	**$ 21,471,395**
Coal	**.09**	**674,968**
Commercial Services	**2.03**	**15,963,883**
Computers	**4.06**	**31,997,460**
Cosmetics/Personal Care	**.43**	**3,358,835**
Distribution/Wholesale	**.23**	**1,841,325**
Diversified Financial Services	**1.46**	**11,503,649**
Electric	**5.31**	**41,777,042**
Electrical Components and Equipment	**.66**	**5,240,122**
Electronics	**1.46**	**11,527,851**
Energy-Alternate Sources	**.58**	**4,543,288**
Entertainment	**.52**	**4,135,405**
Environmental Control	**.08**	**664,496**
Food	**4.73**	**37,252,696**
Forest Products and Paper	**1.85**	**14,608,080**
Gas	**.59**	**4,683,422**
Hand/Machine Tools	**.30**	**2,354,352**
Health Care-Products	**2.64**	**20,834,748**
Health Care-Services	**1.72**	**13,593,566**
Home Builders	**3.03**	**23,870,741**
Home Furnishings	**.62**	**4,863,706**
Household Products/Wares	**.57**	**4,497,650**
Insurance	**4.20**	**33,124,217**
Internet	**1.49**	**11,715,631**
Investment Companies	**.13**	**1,058,928**
Iron/Steel	**.14**	**1,142,897**
Leisure	**.08**	**630,088**
Lodging	**.65**	**5,139,160**

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

December 31, 2001

	% of net assets	Fair value
Securities sold short (104.72%) (continued)		
United States (104.72%) (continued):		
Machinery - Construction and Mining	.13%	$ 1,022,963
Machinery - Diversified	1.11	8,738,341
Media	3.12	24,601,748
Mining	1.79	14,116,252
Miscellaneous Manufacturing	.70	5,536,952
Office/Business Equipment	.39	3,057,596
Oil and Gas Products	2.43	19,185,001
Oil and Gas Services	.36	2,851,149
Packaging and Containers	.15	1,177,627
Pharmaceuticals	7.61	59,945,471
Real Estate	3.25	25,652,749
Retail	2.19	17,254,725
Savings and Loans	.91	7,150,964
Semiconductors:		
Intel Corp	5.96	46,967,713
Other	6.68	52,624,236
Software	2.50	19,735,588
Telecommunications	7.93	62,506,117
Textiles	.37	2,922,576
Transportation	1.34	10,566,732
Trucking and Leasing	.26	2,039,004
Water	.12	908,765
Total securities sold short (proceeds $825,402,783)	**104.72%**	**$ 825,483,665**

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2000

	% of net assets	Fair value
Investments in securities (203.45%)		
United States (203.45%):		
Advertising	.59%	$ 9,913,031
Aerospace/Defense	2.28	38,146,991
Agriculture	.03	584,156
Airlines	1.23	20,508,870
Apparel	.50	8,358,432
Auto Manufacturers	.18	3,039,926
Auto Parts and Equipment	.61	10,132,306
Banks	5.45	91,318,888
Beverages	3.45	57,756,481
Biotechnology	.99	16,540,864
Building Materials	.61	10,151,750
Chemicals	2.52	42,155,508
Commercial Services	1.78	29,802,024
Computers	6.98	116,902,592
Cosmetics/Personal Care	.38	6,394,306
Distribution/Wholesale	.17	2,777,162
Diversified Financial Services	6.34	106,062,908
Electric	4.52	75,599,688
Electrical Components and Equipment	.86	14,331,616
Electronics	4.82	80,738,753
Energy-Alternate Sources	.02	396,900
Engineering and Construction	.26	4,338,981
Entertainment	.13	2,108,188
Environmental Control	.64	10,712,195
Food	1.44	24,068,367
Forest Products and Paper	.78	12,997,144
Gas	1.36	22,777,956

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2000

	% of net assets	Fair value
Investments in securities (203.45%) (continued)		
United States (203.45%) (continued):		
Hand/Machine Tools	.07%	$ 1,221,975
Health Care-Products	2.72	45,574,155
Health Care-Services	5.53	92,632,503
Home Builders	.79	13,245,945
Home Furnishings	.44	7,418,174
Housewares	.45	7,517,000
Insurance	18.52	310,064,892
Internet	7.29	122,062,213
Iron/Steel	.54	9,046,500
Leisure	.45	7,459,756
Lodging	.49	8,136,944
Machinery-Diversified	.23	3,787,833
Media:		
Viacom Inc. CLB	5.76	96,487,325
Other	6.65	111,361,673
Metal Fabricate/Hardware	.37	6,214,144
Mining	.75	12,498,377
Miscellaneous Manufacturing	7.03	117,656,180
Office/Business Equipment	.07	1,194,033
Oil and Gas Producers	12.29	205,778,403
Oil and Gas Services	2.36	39,501,000
Packaging and Containers	.53	8,940,931
Pharmaceuticals	4.80	80,400,559
Pipelines	2.45	41,085,725
Real Estate	.28	4,610,637
REITS	.46	7,653,844
Retail	11.79	197,312,845
Savings and Loans	2.52	42,218,618
Semiconductors	11.62	194,618,537
Shipbuilding	.22	3,738,800
Software	6.34	106,174,678

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2000

	% of net assets	Fair value
Investments in securities (203.45%) (continued)		
United States (203.45%) (continued):		
Telecommunications	36.32%	$ 608,116,061
Textiles	.15	2,491,685
Tobacco	2.01	33,686,618
Toys/Games/Hobbies	-	17,250
Transportation	2.08	34,882,846
Trucking and Leasing	.16	2,638,388
Total investments in securities (cost $3,350,561,884)	203.45%	$3,406,063,030
Securities sold, not yet purchased (78.08%)		
United States (78.08%):		
Advertising	.19%	$ 3,146,019
Aerospace/Defense	.37	6,140,125
Airlines	.18	3,041,876
Apparel	.51	8,553,971
Auto Manufacturers	.15	2,481,135
Auto Parts and Equipment	.24	3,938,377
Banks	3.75	62,814,039
Beverages	.30	5,058,894
Biotechnology	1.19	19,917,961
Building Materials	.88	14,814,161
Chemicals	.87	14,603,564
Commercial Services	2.27	37,959,698
Computers	6.70	112,222,745
Cosmetics/Personal Care	2.86	47,873,742
Diversified Financial Services	2.38	39,865,582
Electric	.96	16,041,480
Electrical Components and Equipment	1.12	18,696,247
Electronics	1.13	18,924,799
Energy-Alternate Sources	.32	5,352,123

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

December 31, 2000

	% of net assets	Fair value
Securities sold, not yet purchased (78.08%) (continued)		
United States (78.08%) (continued):		
Entertainment	.35%	$ 5,917,522
Food	1.62	27,045,098
Forest Products and Paper	.27	4,464,850
Gas	.01	220,250
Hand/Machine Tools	.03	444,963
Health Care-Products	1.24	20,686,711
Health Care-Services	.11	1,783,957
Home Builders	.13	2,117,919
Home Furnishings	.48	8,031,456
Household Products/Wares	.68	11,302,468
Insurance	.51	8,546,947
Internet	3.15	52,792,948
Investment Companies	.12	1,951,750
Iron/Steel	.07	1,183,406
Leisure	.77	12,884,519
Lodging	.25	4,140,126
Machinery-Construction/Mining	.51	8,494,174
Machinery-Diversified	.71	11,937,795
Media	2.37	39,745,727
Metal Fabricate/Hardware	.07	1,234,843
Mining	.32	5,335,330
Miscellaneous Manufacturing	.45	7,723,728
Office/Business Equipment	.15	2,580,437
Oil and Gas Products	.53	8,835,756
Oil and Gas Services	.33	5,533,238
Packaging and Containers	.29	4,815,588
Pharmaceuticals	2.84	47,530,864
Pipelines	.19	3,122,456

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

December 31, 2000

	% of net assets	Fair value
Securities sold, not yet purchased (78.08%) (continued)		
United States (78.08%) (continued):		
Real Estate	.04%	$ 597,437
Retail	2.07	34,644,927
Savings and Loans	.08	1,372,621
Semiconductors	9.03	151,113,052
Software	6.00	100,484,470
Telecommunications	14.96	250,538,578
Textiles	.08	1,393,388
Tobacco	.14	2,295,512
Toys/Games/Hobbies	.18	2,991,460
Transportation	.57	9,619,262
Trucking and Leasing	.01	192,850
Water	-	76,375
Total securities sold short (proceeds $1,257,481,647)	78.08%	$1,307,171,296

See accompanying summary of business and significant accounting policies and notes to statements of financial condition.

Nova Fund L.P.

Summary of Business and Significant Accounting Policies

Business

Effective January 1, 2001, Nova Fund L.P. ("Fund") changed its status from a Bermuda-based limited partnership and became a domesticated Delaware-based limited partnership. The Fund trades primarily in equity securities and may engage in index futures transactions to achieve its desired level of risk. The Fund is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Fund has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Therefore, the Fund operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Fund does not carry customer accounts at this time.

The Fund is comprised of the General Partner, Renaissance Technologies Corp. ("General Partner") and Medallion USA L.P., Medallion Fund L.P., Medallion Associates L.P., Medallion Capital Investments Ltd., Medallion International Ltd. and Medallion RMP Fund, L.P. ("Limited Partners").

The Fund will terminate on December 31, 2020, or upon the prior withdrawal, insolvency or dissolution of the General Partner.

Securities Transactions and Portfolio Valuations

Securities transactions are recorded on a trade date basis. The Fund's investments in securities are valued at fair value on the financial statement date based upon the last reported sales price on the largest recognized exchange traded market on which they are traded or, if no trading took place on that date, at the last quoted bid price for investments owned and the last quoted ask price for securities sold, not yet purchased.

Derivative Instruments and Hedging Activities

The Fund's policy is to recognize all derivative instruments as either assets or liabilities in the statements of financial condition and to measure those instruments at market value (Note 3).

Income Taxes

No income tax provision has been made in the accompanying financial statements since the partners are required to report their respective shares of the Fund's income on their individual tax returns.

Estimates

The preparation of statements of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from these estimates.

Notes to Statements of Financial Condition

1. Clearing Agreement

The Fund has an agreement with a brokerage firm to carry its customer account. The broker has custody of the Fund's securities and, from time to time, cash balances which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker or as well as collateral for securities sold short or purchased on margin.

The Fund is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

2. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001 and 2000, securities owned and securities sold, not yet purchased consist of common stock carried at fair value.

3. Derivative Financial Instruments Held or Issued and Off-Balance Sheet Risk

The Fund operates as an investor in marketable securities and is exposed to market risks resulting from changes in the fair value of their investments. The derivative financial instruments are used by the Fund to help manage such market risk.

Securities sold, not yet purchased by the Fund may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Fund has recorded this obligation in the financial statements at the respective December 31, 2001 and 2000 market values of the securities. There is an element of market risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the price reflected in the statements of financial condition.

The Fund purchases and sells equity option contracts as part of its investing activities. Option contracts are contractual agreements that give the purchaser the rights, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. By selling, or writing options, the Fund receives a premium and becomes obligated during the term of the option to purchase or sell a financial instrument at a predetermined exercise price if the option is exercised, and assumes the risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

The Fund is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings.

4. Regulatory Net Capital Requirements

As a registered broker/dealer, the Fund is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. At December 31, 2001, the Fund had regulatory net capital of $460,696,127 and a regulatory net capital requirement of $7,749,482. The Fund's net capital ratio was .25 to 1.

5. Related Party Transactions

(a) As of December 31, 2001, the Fund has a $2,989,068 due from partner balance resulting from tax withholdings paid by the Fund on behalf of its partners.

(b) The Fund has a $26,954,197 receivable from one of its affiliates, Equimetrics LLC, a broker/dealer with related management. This receivable was settled in January 2002.

6. Capital Contributions Received in Advance

The Fund received capital contributions totaling $113,000,000 at December 31, 2001 which were for subscription interests in the Fund for January 2002.

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
Nova Fund L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Nova Fund L.P. ("Fund") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

BDO

The report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

BDO Seidman, LLP

New York, New York

February 8, 2002